SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              LIFE PETROLEUM, INC.
                              --------------------
                 (Name of Small Business Issuer in Its Charter)


    FLORIDA
                                                            65-0037085
 ---------------------                                  ----------------------
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
  incorporation or organization)

                             6790 S.W. 76th Terrace
                              South Miami, FL 33143
                         ------------------------------
                    (Address of principal executive offices)

                    Issuer's telephone number: (305) 932-0245
                                             ----------------

               Securities to be registered under Section 12(b) of
                                    the Act:

  Title of Each Class                           Name of Each Exchange on Which
  to be so Registered                           Each Class is to be Registered

       None                                     None


               Securities to be registered under Section 12(g) of
                                    the Act:


                                  COMMON STOCK
                                (Title of Class)

                                     PART I

Item 1. Business

     Life Petroleum, Inc. (the "Company") is filing this Form 10-SB to register its common stock and thus become a reporting company pursuant to Section 12(g) of the Securities Exchange Act of 1934.

History and Recent Developments

     Life Petroleum, Inc. was organized under the laws of the State of Florida on February 29, 1988 under the name Mergers R Us, Inc. to provide a capital resource fund to be used to participate in business opportunities. We changed our name to Life Petroleum, Inc. in September 1989.

     In February 1989 we entered the oil and gas exploration business in Karnes County, Texas to purchase of a working interest in a test well being drilled and entered into certain other transactions relating to oil and gas exploration. Our oil and gas exploration activities were not successful and we terminated our activities in such ventures in 1990.

     We are currently seeking to perfect a business combination with an acquired business which we believe may have significant growth potential. We do not anticipate engaging in any substantive commercial business other than a business combination. We have no current plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company and have not identified any company for investigation or evaluation.

Item 2. Plan of Operations

     Life Petroleum, Inc.'s purpose is to seek, investigate and, if such investigation warrants, merge or combine with or acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. We will not restrict our search to any specific business, industry, or geographical location and may participate in a business venture of virtually any kind or nature.

     Life Petroleum, Inc. may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. Life Petroleum, Inc. may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

Selection of a business to acquire

     Life Petroleum, Inc. anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for stockholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, Life Petroleum, Inc. officers and directors. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for future research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Life Petroleum, Inc.; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of Life Petroleum, Inc.'s virtually unlimited discretion to search for and enter into potential business opportunities.

     Life Petroleum, Inc. may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with Life Petroleum, Inc. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public stockholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

     Life Petroleum, Inc. will not restrict its search for any specific kind of business entity, but may acquire a venture which is in its preliminary or development state, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which Life Petroleum, Inc. may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which Life Petroleum, Inc. may offer.

     Life Petroleum, Inc. management, will rely upon its own efforts in accomplishing the business purposes of Life Petroleum, Inc. Outside consultants or advisors may be utilized by Life Petroleum, Inc. to assist in the search for qualified target companies. If Life Petroleum, Inc. does retain such an outside consultant or advisor, any cash fee earned by such person may need to be assumed by a third party or the target company, as Life Petroleum, Inc. has limited cash assets with which to pay such obligation.

     Following a business combination, Life Petroleum, Inc. may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

     A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to Life Petroleum, Inc. only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

Structuring of a Business Combination

     In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business.

     While the terms of a business transaction to which Life Petroleum, Inc. may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

     With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage ownership of Life Petroleum, Inc. which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, Life Petroleum, Inc. stockholders will in all likelihood hold a substantially lesser percentage ownership interest in Life Petroleum, Inc. following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event Life Petroleum, Inc. acquires a target company with substantial assets. Any merger or acquisition effected by Life Petroleum, Inc. can be expected to have a significant dilutive effect on the percentage of shares held by Life Petroleum, Inc. stockholders at such time.

     Life Petroleum, Inc. will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with our attorneys and accountants, and will include miscellaneous other terms.

     Life Petroleum, Inc. will not acquire or merge with any entity that cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. Life Petroleum, Inc. is subject to all of the reporting requirements included in the Securities Exchange Act of 1934. Included in these requirements is the duty to file audited financial statements as part of or within 60 days following a Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as audited financial statements included in its annual report on Form 10-KSB. If such audited financial statements are not available at closing, or within time parameters necessary to ensure Life Petroleum, Inc.'s compliance with the requirements of the Securities Exchange Act of 1934, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of Life Petroleum, Inc.'s present management.

Unspecified Industry

     Life Petroleum, Inc. does not intend to restrict its search for business opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its resources. This includes industries such as information technology, finance, natural resources, manufacturing, product development, medical, communications and others. Life Petroleum, Inc.'s discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

     To date, Life Petroleum, Inc. has not identified any business opportunity that it plans to pursue, nor has Life Petroleum, Inc. reached any agreement or definitive understanding with any person or entity concerning an acquisition.

     Any entity which has an interest in being acquired by, or merging into, Life Petroleum, Inc. is expected to be an entity that desires to become a public company and establish a public trading market for its securities. There are various reasons why an entity would wish to become a public company, including:

o the ability to use registered securities as currency in acquisitions of assets or businesses;

o    increased visibility in the financial community;

o    the facilitation of borrowing from financial institutions;

o    increased liquidity to investors;

o    greater ease in raising capital;

o    compensation of key employees through varying types of equity incentives;

o    enhanced corporate image; and

o    a presence in the United States capital markets.

     Management believes that the sought after business opportunity will likely be:

o a business entity with the goal of becoming a public company in order to use Life Petroleum, Inc.'s registered securities for the acquisition of assets or businesses;

o a company which is unable to find an underwriter of its securities or is unable to find an underwriter of its securities on terms acceptable to it;

o a company that wishes to become public with less dilution of its common stock than would occur upon an underwriting;

o a company that believes that it will be able to obtain investment capital on more favorable terms after it has become public; or

o a foreign company that wishes to make an initial entry into the United States securities markets.

     Life Petroleum, Inc. is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months, or perhaps longer. No assurances can be given that Life Petroleum, Inc. will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

Employees

     We have no employees.

Competition

     Life Petroleum, Inc. expects to encounter substantial competition in its efforts to locate attractive business opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities and other persons have significantly greater financial and personnel resources and technical expertise than Life Petroleum, Inc. As a result of Life Petroleum, Inc.'s combined limited financial resources and limited management availability, Life Petroleum, Inc. will continue to be at a significant competitive disadvantage compared to its competitors.

Item 3.  Description of Property.

     Through an oral agreement with our President the offices of Life Petroleum, Inc. are located at 6790 S.W. 76th Terrace, South Miami, FL 33143. There has been no rental charge to Life Petroleum, Inc. for office space, equipment rental or phone usage as the usage has been minimal. We do not anticipate acquiring separate office facilities until such time we complete a merger, acquisition or other business combination.

Item 4.  Security Ownership of Certain Beneficial Owners and  Management.

     The following table sets forth, as of July 25, 2001, the beneficial ownership of our outstanding shares of common stock by (1) the only persons who own of record or are known to own, beneficially, more than 5% of the Company's Common Stock; (2) each director and executive officer of the Company; and (3) all directors and officers as a group.

                                                     Number of
         Name                                        Shares(1)        Percent(1)
         ----                                        -----------     ----------

         Bradley W. Cassel and                       8,000,000          5.2%
         and Robin G. Cassel, Jt. Wros.
         6790 S.W. 76th Terrace
         South Miami, FL 33143

         James S. Cassel and                         14,718,900         9.6%
         Mindy E. Cassel, Jt. Wros.
         800 Douglas Road
         La Puerta del Sol, Ste. 245
         Coral Gables, FL 33134

         Securities Counseling and                   16,500,000        10.7%
            Management Inc.
         21131 N.E. 24th Court
         Miami, FL 33180

         All directors and officers                  8,000,000          5.2%
         as a group (1) person


(1)      Based upon 153,940,200 shares outstanding on July 25, 2001

Item 5.  Directors, Executive Officers, Promoters and Corporate Persons.

         The directors, executive officers and key employees of the Company are:

         Name                   Age      Position
         Bradley W. Cassel       48      Director, President, Treasurer
                                         and Secretary

     Mr. Cassel has been President and a director of the Company since inception in 1987 and has been Treasurer and Secretary since 1990. He has been employed as a site acquisition specialist with Lotterman Real Estate Services, Inc. since February 2001. From May 1999 to February 2001 he was an independent investor. From August 1998 to May 1999 he was a registered representative with Cardinal Capital Management, Inc., a registered broker/dealer. From January 1997 through August 1998 he was a registered representative with Barber and Bronson, Inc., a registered broker/dealer.

                           Summary compensation table

     The following table sets forth the total compensation paid to our chief executive officer for the last three fiscal years. No executive officer of the company received compensation of $100,000 or more during such period.

                                                                 Other Annual
Name and Principal Position      Year       Salary     Bonus     Compensation
Bradley W. Cassel, President     2000       -0-         -0-        -0-
                                 1999       -0-         -0-        -0-
                                 1998       -0-         -0-        -0-

     The Company does not have any long term compensation plans or stock option plans.

Director Compensation

     No other fees are paid for director services.

Employment Agreements

     The Company does not have any written employment agreements.

Item 7.  Certain Relationships and Related Transactions.

     In March 2001 we entered into a consulting agreement with Securities Counseling & Management, Inc. and agreed to issue 16,500,000 shares of our common stock as consideration. Prior to that agreement neither such corporation or its principals had any association with Life Petroleum, Inc.

Item 8.  Description of Securities.

         Common Stock

     We are authorized to issue 750,000,000 shares of Common Stock, $.0001 par value. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

     We are authorized to issue 5,000,000 shares of preferred stock, $.01 par value. We have not issued any of our preferred stock.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters.

     The Company's Common Stock has not traded in the last three years.

     There are no restrictions on the payment of dividends. As of July 25, 2001 there were approximately 185 holders of record of the Company's common stock.

Item 2.   Legal Proceedings.

     None.

Item 3.   Changes In and Disagreements With Accountants.

     None.

Item 4.    Recent Sales of Unregistered Securities.

     The following provides information concerning all sales of securities within the last three years which were not registered under the Securities Act of 1933:

     In September 2000, pursuant to an agreement in March 2001, we agreed to issue 16,500,000 shares of our common stock to Securities and Counseling Management Inc. for consulting services. Such shares are exempt from registration under the Securities Act of 1933 pursuant to Rule 701.

     From January 2001 to June 2001, we sold 53,751,200 shares of our common stock to 8 investors for $20,000. The sales were exempt from registration under the Securities Act of 1933 pursuant to Rule 506 of Regulation D. The investors were "accredited investors" as defined in Rule 501.

     In March 2001, we agreed to issue 3,600,000 shares of our common stock to Joel Bernstein for legal services. Such shares are exempt from registration under the Securities Act of 1933 pursuant to Rule 701.

     In March 2001, we agreed to issue 1,000,000 shares of our common stock to North American Transfer Co. in settlement of an $8,000 account payable for past services rendered. Such shares are exempt from registration under the Securities Act of 1933 pursuant to Section 4(2).

     All shares were issued with restrictive legend and stop transfer orders. No general advertising or solicitation was utilized in connection with any such sales. All investors were offered access to the Company's books and records and the opportunity to meet with officers of the Company.

Item 5. Indemnification of Directors & Officers

     Our Articles of Incorporation require us to indemnify our officers and directors to the fullest extent permitted by Florida law.

PART F/S

The following financial statements are included herein:

Audited Financial Statements

              Independent Auditors' Report

              Balance Sheet at December 31, 2000

              Statements of Operations, years ended December 31, 2000 and 1999

              Statements of Changes in Stockholders' Equity, years ended December 31, 2000 and 1999

              Statements of Cash Flows, years ended December 31, 2000 and 1999

              Notes to Financial Statements.

Unaudited Financial Statements

              Balance Sheet at June 30, 2001

              Statements of Operations, six months ended June 30, 2001 and 2000

              Statements of Cash Flows, six months ended June 30, 2001 and 2000

              Notes to Financial Statements.

                              LIFE PETROLEUM, INC.

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999



                              Life Petroleum, Inc.

                                    Contents


                                                                      Page(s)


     Independent Auditors' Report                                       12

     Balance Sheet                                                      13

     Statements of Operations                                           14

     Statements of Changes in Stockholders' Deficiency                  15

     Statements of Cash Flows                                           16

     Notes to Financial Statements                                      17 - 20

                          Independent Auditors' Report


To the Board of Directors of:
  Life Petroleum, Inc.

We have audited the accompanying balance sheet of Life Petroleum, Inc. as of December 31, 2000 and the related statements of operations, changes in stockholders' deficiency and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Life Petroleum, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company's inactive status, accumulated deficit of $407,076, and working capital deficiency of $10,000 raise substantial doubt about its ability to continue as a going concern. Management's Plan in regards to these matters is also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Salberg & Company
SALBERG & COMPANY, P.A.
Boca Raton, Florida
June 21, 2001

                              Life Petroleum, Inc.
                                 Balance Sheet
                               December 31, 2000


                                     Assets

Assets
Cash                                                             $   -
                                                           ------------------
Total Assets                                                     $   -
                                                            =================

                    Liabilities and Stockholders' Deficiency

Liabilities
Accounts payable                                                 $   10,000
                                                                 -------------
Total Liabilities                                                    10,000
                                                                 -------------

Stockholder's Deficiency
Preferred stock, par value $0.01, 5,000,000 shares authorized,   $   -
none issued and outstanding
Common stock, par value $0.0001, 750,000,000 shares authorized,
79,089,000 share issued and outstanding                              7,909
Additional paid-in capital                                         389,167
Accumulated deficit                                               (407,076)
                                                                  ------------
Total Stockholders' Deficiency                                     (10,000)
                                                                  ------------

Total Liabilities and Stockholders' Deficiency                   $   -
                                                                 =============


                 See accompanying notes to financial statements

                              Life Petroleum, Inc.
                            Statements of Operations



                                                   Year Ended December 31
                                               2000                     1999
                                        ------------------       ---------------
Expenses
General and administrative               $          -             $          -
                                        ------------------       ---------------
Total Expenses                                      -                        -
                                        ------------------       ---------------
Net Loss                                 $          -             $          -
                                        =================       ================
Loss per share - basic and diluted       $          -             $          -
                                        =================       ================

Weighted average -
    number of shares outstanding            79,089,000               79,089,000
                                        =================       ================

                 See accompanying notes to financial statements
                                       14

                              Life Petroleum, Inc.
                Statements of Change in Stockholders' Deficiency
                     Years Ended December 31,2000 and 1999

                                                                               Additional
                                                    Common Stock                Paid-In        Accumulated
                                               Shares       Amount              Capital        Deficit          Total
                                            -----------------------------       ------------   ------------     -------------

Balance, December 31, 1998                 79,089,000           7,909           389,167        (407,076)        (10,000)
Net loss, 1999                                      -               -                 -               -               -
                                         -----------------    -------------     ------------   ------------     --------------
Balance, December 31, 1999                 79,089,000           7,909           389,167        (407,076)        (10,000)
Net loss, 2000                                      -               -                 -               -               -
                                         -----------------    -------------     -------------  ------------     -------------
Balance, December 31, 2000                 79,089,000        $  7,909           $389,167       $(407,076)        $(10,000)
                                         =================    =============     =============  ============     =============

                 See accompanying notes to financial statements
                                       15

                              Life Petroleum, Inc.
                            Statements of Cash Flow


                                                         Year Ended December 31
                                                    2000                  1999
                                              ----------------     -------------

Cash Flow from Operating Activities:
Net loss                                         $    -                   $    -
                                              ----------------     -------------
Cash Used in Operating Activities                     -                        -
                                              ----------------     -------------

Net Increase (Decrease) in Cash                       -                        -

Cash - Beginning of Period                            -                        -
                                              ----------------     -------------
Cash - End of Period                             $    -                   $    -
                                              ================     =============


                 See accompanying notes to financial statements
                                       16

                              Life Petroleum, Inc.
                         Notes to Financial Statements
                               December 31, 2000

Note 1   Nature of Operations and Summary of Significant Accounting Policies

         (A) Nature of Operations

          Life Petroleum, Inc. F/K/A Mergers R Us, Inc. (the "Company) was incorporated in the State of Florida on February 29, 1988, for the purpose of seeking business acquisitions. On September 8, 1989, the shareholders of the Company approved an amendment to the Articles of Incorporation changing the name of the Company to Life Petroleum, Inc.

          The Company never generated revenues and had not conducted any formal business operations since 1989. The Company's fiscal year end is December 31.

          The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowing or a combination thereof.

          (B) Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          (C) Cash and Cash Equivalent

          For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         (D) Stock-Based Compensation

          The Company accounts for stock options issued to employees in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation cost is measured on the date of grant as the excess of the current market price of the underlying stock over the exercise price. Such compensation amounts are amortized over the respective vesting periods of the option grant. The Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-valued based method defined in SFAS No. 123 had been applied.

                              Life Petroleum, Inc.
                         Notes to Financial Statements
                               December 31, 2000

          The Company accounts for stock options issued to non-employees for goods or services in accordance with SFAS 123.

          The Company accounts for stock issued for goods or services at the stock's fair market value on the grant dates.

          (E) Net Loss Per Share

          Basic net income (loss) per common share (Basic EPS) excludes dilution and is computed by dividing net income (loss) available to common stockholder by the weighted-average number of common shares outstanding for the period. Diluted net income per share (Diluted EPS) reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. At December 31, 2000 and 1999, there were no common stock equivalents outstanding.

          (F) Income Taxes

          The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Note 2   Stockholders' Equity

          (A) Preferred Stock

          The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.01 per share, issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Company's Board of Directors may determine. No shares of the Company's Preferred stock are outstanding.

                              Life Petroleum, Inc.
                         Notes to Financial Statements
                               December 31, 2000

          (B) Common Stock

          The Company is authorized to issue 750,000,000 shares of its $0.0001 par value common stock. All common stock warrants previously issued have expired as of December 31, 1999. Subsequent to December 31, 2000, the Company issued common shares for cash, debt, and services. (See
          Note 5)

Note 3   Income Taxes

There was no income tax expense for the years ended December 31, 2000 and 1999 due to the Company's inactive status.

The Company's tax expense differs from the "expected" tax expense (benefit) for the years ended December 31, 2000 and 1999 (computed by applying the Federal Corporate tax rate of 34% to loss before taxes), as follows:

                                                  2000             1999
                                                ------------     -----------
Computed "expected" tax expense (benefit)       $      -            $   -
Effect of net operating losses                         -                -
                                                ------------     -----------
                                                $      -            $   -
                                                ============     ===========

The effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2000 are as follows:

                                                                2000
                                                             --------------

Deferred tax assets:
Net operating loss carryforward                         $    138,405
                                                             --------------
Total gross deferred tax assets                              138,405
Less valuation allowance                                     (138,405)
                                                             --------------
Net deferred tax assets                                 $    -
                                                             ==============

The net operating loss carryforward at December 31, 2000 was approximately $407,076, which expires starting in 2003 through 2007. Usage of the net operating loss carryforward may be limited if a change in ownership of the Company occurs.

Note 4   Going Concern

As reflected in the accompanying financial statements, the Company is inactive, had an accumulated deficit of $407,076 through December 31, 2000, and had a working capital deficit of $10,000 at December 31, 2000. The ability of the Company to continue as a going concern is dependent on the Company's ability to identify an acquisition or merger candidate or develop a business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                              Life Petroleum, Inc.
                         Notes to Financial Statements
                               December 31, 2000

Management intends on seeking a merger candidate or developing a new business plan. In addition, the Company raised $20,000 subsequent to year end. Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern.

Note 5   Subsequent Events

During January to June 2001, the Company authorized the issuance of 53,751,200 common shares for $20,000 under a private placement, 20,100,000 common shares for services rendered and 1,000,000 shares in exchange for $8,000 of outstanding accounts payable. The shares for services and payables were valued at the contemporaneous cash-offering price resulting in an expense of $7,479 and a gain on settlement of $7,628.

                              LIFE PETROLEUM, INC.

                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                  JUNE 30, 2001


                              Life Petroleum, Inc.

                                    Contents

                                                             Page(s)

     Balance Sheet                                           22

     Statements of Operations                                23

     Statements of Cash Flows                                24

     Notes to Financial Statements                           25

                              Life Petroleum, Inc.
                                  Balance Sheet
                                  June 30, 2001


                                     Assets

Assets
Cash                                                              $   11,343
                                                                  -------------

Total Assets                                                      $   11,343
                                                                  ==============

                    Liabilities and Stockholders' Equity

Liabilities
Accounts payable                                                    $   8,008
                                                                  --------------
Total Current Liabilities                                               8,008
                                                                  --------------

Stockholder's Equity
Preferred stock, par value $0.01, 5,000,000 shares authorized,
 none issued and outstanding                                               -
Common stock, par value $0.0001, 750,000,000 shares authorized,
79,089,000 shares issued and outstanding                                7,909
Common stock issuable (74,851,200 shares)                               7,486
Additional paid-in capital                                            409,632
Accumulated deficit                                                  (421,692)
                                                                  --------------
Total Stockholders' Equity                                              3,335
                                                                  --------------
Total Liabilities and Stockholders' Equity                         $   11,343
                                                                  ==============

                 See accompanying notes to financial statements

                              Life Petroleum, Inc.
                            Statements of Operations

                                                       Six Months Ended June 30,
                                                    2001                   2000
                                               --------------       ------------
Expenses
Consulting expense                             $   7,479              $     -
General and administrative                         2,305                    -
Professional fees                                 12,608                    -
                                               --------------       ------------
Total Expenses                                    22,392                    -
                                               --------------       ------------

Loss from Operations                             (22,392)                   -

Other Income
Interest income                                      148                    -
                                               --------------       ------------
Total Other Income                                   148                    -

Loss before extraordinary item                   (22,244)                   -

Extraordinary gain on settlement of
         accounts payable                          7,628                    -
                                               ---------------      ------------

Net Loss                                      $  (14,616)           $       -
                                               ===============      ============

Loss per share - basic and diluted            $        -            $       -
                                               ===============      ============

Weighted average - number of shares outstanding   119,085,891         79,089,000
                                               ===============      ============


                 See accompanying notes to financial statements

                              Life Petroleum, Inc.
                            Statements of Cash Flow


                                                      Six Months Ended June 30,
                                                   2001                     2000
                                                ----------             ---------

Cash Flows from Operating Activities:
Net loss                                        $  (14,616)            $      -
Stock based consulting expense                       7,479                    -
Gain on settlement of accounts payable              (7,628)                   -
Increase in accounts payable                         6,008                    -
                                                ------------           ---------

Cash Used in Operating Activities                  (8,757)                    -
                                                ------------           ---------

Cash Flows from Financing Activities:
Proceeds from sales of common stock                20,000                     -
Contributed capital                                   100                     -
                                                ------------           ---------
                                                ------------           ---------

Net Increase (Decrease) in Cash                    11,343                     -

Cash - Beginning of Period                              -                     -
                                                ------------          ----------

Cash - End of Period                           $  11,343              $       -
                                               ==============        ===========

                 See accompanying notes to financial statements

                              Life Petroleum, Inc.
                         Notes to Financial Statements
                                 June 30, 2001
                                  (Unaudited)


Note 1   Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.

It is management's opinion, however, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

For further information, refer to the audited financial statements and footnotes for the years ending December 31, 2000 and 1999 included in the Company's Form 10-SB.

Note 2   Stockholders' Equity

During January to June 2001, the Company authorized the issuance of 53,751,200 common shares for $20,000 under a private placement, 20,100,000 common shares for services rendered and 1,000,000 shares in exchange for $8,000 of outstanding accounts payable. The shares for services and payables were valued at the contemporaneous cash-offering price resulting in an expense of $7,479 and a gain on settlement of $7,628.

Note 3   Going Concern

As reflected in the accompanying financial statements, the Company is inactive and had an accumulated deficit of $421,692 through June 30, 2001. The ability of the Company to continue as a going concern is dependent on the Company's ability to identify an acquisition or merger candidate or develop a business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management intends on seeking a merger candidate or developing a new business plan. Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern.

                                    PART III

Item 1.          Exhibits
Exhibit No.                  Description

2(a)                         Articles of Incorporation of the Registrant

2(b)                         Articles of Amendment to Artciles of Incorporation

2(c)                         By-Laws of the Registrant

13                           Agreement with Securities Counseling & Management,
                             Inc.


                                   SIGNATURES

     In accordance  with Section 12 of the Exchange Act of 1934,  the registrant
caused  this  registration   statement  to  be  signed  on  its  behalf  by  the
undersigned, thereunto duly authorized this 25th day of July, 2001.

                              LIFE PETROLEUM, INC.



                             By: s/Bradley W. Cassel
                      ------------------------------------
                                Bradley W. Cassel
                                    President